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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                         UNITED STATES EXPLORATION, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    91182F105
                      (CUSIP Number of Class of Securities)

                                 BRUCE D. BENSON
                       CHAIRMAN OF THE BOARD OF DIRECTORS,
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         UNITED STATES EXPLORATION, INC.
                            1560 BROADWAY, SUITE 1900
                             DENVER, COLORADO 80202
                                 (303) 863-3550
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                         on behalf of the filing person)

                                    COPY TO:
                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

                            CALCULATION OF FILING FEE
Transaction Valuation*                                      Amount of Filing Fee
$2,250,000                                                                $207**

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the tender offer price of $1.50 per share.

**Previously paid.


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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1

[X] issuer tender offer subject to Rule 13e-4

[ ] going private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [X]


                                       2
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                         AMENDMENT NO. 3 TO SCHEDULE TO

         This Amendment No. 3, the final amendment, to Tender Offer Statement on Schedule TO is filed by United States Exploration, Inc., a Colorado corporation, in connection with its offer to purchase 1,500,000 shares of its common stock, $0.0001 par value, at a price of $1.50 per share, net to the seller in cash, without interest. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed by United States Exploration, Inc. on November 21, 2002, as amended by Amendment No. 1 filed December 11, 2002, and Amendment No. 2 filed December 18, 2002 (as amended, the "Schedule TO"), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

         "The tender offer expired at 5:00 P.M., Mountain Time, on Monday, December 23, 2002. Based on a count by the Depositary, 139,590 shares of common stock, representing less than 1% of the Company's outstanding shares, were properly tendered and not withdrawn. The Company accepted for payment all shares properly tendered and not withdrawn at a purchase price of $1.50 per share in accordance with the terms of the offer. On December 24, 2002, the Company issued a press release announcing the results of the offer. A copy of this press release is filed as Exhibit (a)(5)(1) to the Schedule TO and is incorporated herein by reference."

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

         "On December 24, 2002, the Company issued a press release announcing the results of its self-tender offer, which expired on December 23, 2002. This press release is included herewith as Exhibit (a)(5)(1) and is incorporated herein by reference."

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(1)     Press Release dated December 24, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UNITED STATES EXPLORATION, INC.

                                            By:    /s/ Bruce D. Benson
                                            Name:  Bruce D. Benson
                                            Title: President

                                            Dated: December 26, 2002


                                       4
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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)(5)(1)       Press Release dated December 24, 2002